UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Transcept Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89354M106
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2013
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D/A	Page 2 of 4 Pages

This Amendment No. 2 (this “Amendment”) amends, and to the extent inconsistent with, supersedes the disclosures in the Schedule 13D filed September 4, 2013 (the “Original 13D”), as amended by Amendment No. 1 on Schedule 13D/A filed September 19, 2013 (“Amendment No. 1), in each case by Roumell Asset Management, LLC and James C. Roumell (the “Reporting Persons”).  This Amendment relates to the common stock of Transcept Pharmaceuticals Inc.  (the “Issuer”).

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of September 2, 2013, the Reporting Persons decided to attempt to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated September 4, 2013, to the Issuer’s board of directors.  A copy of this letter was filed with the Original 13D as Exhibit 7.02.  The Reporting Persons may also enter into discussions with third parties and other stockholders.

In light of the publicly announced offer by Retrophin, Inc. to purchase the shares of Issuer’s common stock not owned by Retrophin, the Reporting Persons sent another letter, dated September 19, 2013, to the Issuer’s board of directors.  A copy of this letter was filed with Amendment No. 1as Exhibit 7.04.

On October 3, 2013, pursuant to Article V, Section B(4)(iv) of the Issuer’s amended and restated certificate of incorporation, as filed with the SEC, the Reporting Persons, Retrophin and SC Fundamental Value Fund, L.P. requested that the Issuer’s board of directors (the “Board”) call a special meeting for the purpose of (1) voting on the so-called tax benefit preservation plan adopted by the Board on September 13, 2013, and (2) removing from the Board, without cause, Christopher B. Ehrlich, Glenn A. Oclassen, Jake R. Nunn, G. Kirk Raab and any person nominated appointed or otherwise elected to the Board after October 2, 2013 and prior to the special meeting.  The Reporting Persons also sent a letter to the Board regarding the Issuer’s recent announcement that it had entered into a license agreement with Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation.  A copy of this letter is being filed with this Amendment as Exhibit 7.05 and is incorporated herein by this reference.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management and the Fund may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

CUSIP No. 892918103	13D/A	Page 3 of 4 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 filed with the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 4, 2013 (incorporated by reference to Exhibit 7.02 filed with the Original 13D).

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated September 4, 2013 (incorporated by reference to Exhibit 7.0 filed with the Original 13D).

Exhibit 7.04	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 19, 2013 (incorporated by reference to Exhibit 7.04 filed with Amendment No. 1).

Exhibit 7.05	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated October 3, 2013

CUSIP No. 892918103	13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: October 3, 2013	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: October 3, 2013	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.05

[Roumell Asset Management Letterhead]

October 3, 2013

Board of Directors

Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd
Suite 110
Pt. Richmond, CA 94804

Transcept Pharmaceutical’s decision to partner with Shin Nippon Biomedical Laboratories, Ltd (“SNBL”) is an astoundingly poor capital allocation decision, in addition to being dismissive of its shareholder base.  Major shareholders have expressed clear dissatisfaction with this management team and the board of directors to no avail.  Moreover, we have not witnessed one independent shareholder step forward in support of management.  Two weeks ago we suggested to Mr. Oclassen and Mr. Raab that the company call a special meeting and let shareholders vote on whether to pursue an acquisition given the growing chorus of voices against such a decision.  Further, we made clear that Roumell Asset Management would commit to live by the results of that vote if a majority of shareholders voted in favor of an acquisition.  The company evidently does not believe it could make a case to its shareholder base, within a democratic process, and prevail.  We find management’s and the board’s actions to be dismissive of shareholders’ expressed concerns and will not idly stand by to this level of shareholder disregard.

The deal with SNBL serves two interests.  First, it’s a highly attractive, no-risk deal for SNBL.  Second, it serves Transcept’s management and board as a purported reason to exist as a going-concern and thereby retain their jobs.  Management would have us believe that Transcept can invest $25 million (including estimated development costs) and somehow hit it big in the migraine market.  Migraines are a common ailment, with a large worldwide opportunity (as the company cleverly notes), and as a result has been heavily researched and invested in by major, far better capitalized companies than Transcept.  It is highly naïve, or misleading, to suggest that a $25 million investment can somehow be the solution to this common problem.  Though Intermezzo had a similar dynamic (which has, in fact, failed by all company standards), it was nonetheless an approved drug at the time of investment by many current shareholders.  If the chances of success are so great for TO-2070, why wouldn’t SNBL, a company ten times the size of Transcept, founded in 1957, pursue this initiative on its own?  The reasons seem clear: the odds of success are small and, consequently, SNBL has structured a deal wherein they get paid an initial $1 million, outsource development costs, realize further milestone payments and create a customer.  To wit, “The partners anticipate entering into further agreements under which SNBL would supply TSPT with nasal powder delivery devices and provide TSPT with certain preclinical and clinical services to support TO-2070 development.”1  No doubt, SNBL shareholders have been well served by its board and management.

Mr. Oclassen has repeatedly indicated that the company is focusing on late stage drugs, yet TO-2070 is an early stage (preclinical) drug, albeit with an active ingredient that is already approved.  While it is true that the company is not spending much money up-front, they curiously did not disclose anticipated development costs.  They will likely spend up to $25 million on trials ($30 million was spent for development and trials for Intermezzo), the first of which is scheduled for the second half of 2014.  It will be at least 18 months before the FDA comments on the results of that trial.  Over that time, the company will spend approximately $27 million on G&A, at the current burn rate.  Thus, we could easily see half the cash or more disappear over the next 18 months.  There is no guarantee of approval, much less commercial success.  SNBL’s disinterest in going it alone, something it could well afford, is instructive of how a well-respected, seasoned pharmaceutical company handicaps the probability of success.

Against the back-drop of the company’s reckless gamble is a route for shareholders to realize substantial value.  Retrophin’s offer suggests private market interest in Intermezzo today.  This company’s management team has had their chance and they should stop pursuing their own interests.  This board needs to step up on behalf of shareholders.  This is America, and its most fundamental corporate value – the vote -   should be honored in a special meeting.  As we argued in our last letter, the board should immediately hire an investment bank to provide a fair, transparent and open auction.  Retrophin’s current offer of $4 per share, which the board rejected as “not in the best interests of Transcept or its shareholders”, is inadequate in our opinion, and we believe will be trumped in a fair auction.

In fact, a vote occurs daily in investors’ view of Transcept’s management and board.  At a time when the U.S. stock market trades at record levels, it is quite a distinction to have Transcept shares trade below net cash.  Investors think so poorly of this management team that it actually assigns a negative value to their presence.  The market’s reaction to the SNBL deal is instructive of what’s in store for shareholders going forward if the board does not change direction – a deep discount to a steadily declining cash balance.  Yet still, management persists in wanting to fight on with shareholders’ money.

The board of directors is comprised of the following individuals in addition to Mssrs. Raab and Oclassen: Thomas Dietz, Chris Ehrlich, Thomas Kiley, Jake Nunn and Frederick Ruegsegger.  We invite any and all directors to publicly make a case as to why they are voting to pursue a speculative acquisition (all pharmaceutical pursuits are speculative) in lieu of a ready-made path for shareholders to maximize value for their holdings.  Investors invested in Intermezzo, it has not worked out as planned, and investors want to move on with their capital.  Prior to this acquisition, why had you, as directors and stewards of the company, almost never bought Transcept stock on the open-market?  If you believe in the company’s new direction, why are you not buying stock now?  And in light of the company’s results

 1 Transcept Pharmaceuticals, Inc. press release dated September 25, 2013.

this year, how could you in good conscience recently award management stock option grants, off schedule, with a $2.93 strike price?  Based on the board’s precedent, if Transcept’s stock trades for $2 per share next year, shareholders will be assaulted with another dilutive option issuance since management evidently cannot be counted on if its options are underwater.  Further, with so little ownership of stock yourselves, how can you in good conscience deny the company’s actual shareholders from a vote to decide the company’s way forward?

We encourage all shareholders to publicly make their views known to allow the board, and their investors for those managing outside funds, to know where they stand.   Finally, fellow shareholders should know that the recent actions Roumell Asset Management has taken were not decided casually.  In over 15 years, this is only the third time we have filed a 13D filing encouraging corporate change out of over 200 equity investments.  We are not “quick-buck” investors.  Thus, it is an exceptionally rare event for us to determine that company actions are so antithetical to investor interests to demand our active involvement.  If investors would like to learn more about Roumell Asset Management before supporting our approach, please visit www.roumellasset.com.

Sincerely,

/s/ James C. Roumell

James C. Roumell, President